
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-17230


FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
                                           MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: **Ladenburg Thalmann & Co. Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

640 5th Avenue, 4th Floor
                            (No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Schmidt	**(602) 262-3301**	**david.schmidt@osaic.com**
(Name)	(Area Code – Telephone Number)	(Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
                            (Name – if individual, state last, first, and middle name)

100 S Mill Ave #1800	**Tempe**	**AZ**	**85281**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Schmidt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ladenburg Thalmann & Co. Inc. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ESPERANZA PINDER
Notary Public - State of Arizona
MARICOPA COUNTY
Commission # 623187
Expires January 29, 2026

Notary Public

Signature: _____

Title:
Treasurer & Financial Operations Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES

Ladenburg Thalmann & Co. Inc.
(SEC File Number 8-17230)
(A wholly-owned subsidiary of Osaic Holdings, Inc.)
December 31, 2023
With Report Of Independent Registered Public Accounting Firm

Ladenburg Thalmann & Co. Inc.
(A wholly-owned subsidiary of Osaic Holdings, Inc.)
Table of Contents
December 31, 2023

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

GLOSSARY

Certain terms and abbreviations used throughout this report are defined below.

Term or abbreviation	Definition
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
FASB	Financial Accounting Standards Board
FINRA	Financial Industry Regulatory Authority
GAAP	Generally Accepted Accounting Principles
Net Capital Rule	SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital
NYSE	New York Stock Exchange
OFSI	Osaic Financial Services, Inc. (formerly known as Ladenburg Thalmann Financial Services Inc.)
OSA	Osaic, Inc. (formerly known as Advisor Group, Inc.)
OSHI	Osaic Holdings, Inc. (formerly known as Advisor Group Holdings, Inc.)
PAB	Proprietary account of a broker-dealer
SEC	Securities and Exchange Commission
U.S.	United States of America



Deloitte & Touche LLP
100 South Mill Avenue
Suite 1800
Tempe, AZ 85281-2804
USA

Tel: +1 602 234 5100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Managers of Ladenburg Thalmann & Co. Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co. Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2024

We have served as the Company's auditor since 2020.

Ladenburg Thalmann & Co. Inc.
(A wholly-owned subsidiary of Osaic Holdings, Inc.)
Statement of Financial Condition
(In Thousands, Except Par Value and Share Amounts)
December 31, 2023

ASSETS		
Cash and cash equivalents	$	49,453
Restricted cash		100
Receivables from broker-dealers and clearing firms		519
Accounts receivable		1,814
Securities owned, at fair value		3,349
Goodwill		54,523
Intangible assets, net		10,134
Prepaid expenses and other assets		1,687
Total assets	$	121,579
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	206
Compensation payable		15,636
Accounts payable and accrued expenses		515
Payables to affiliates		3,023
Deferred tax liabilities, net		101
Income tax payable		154
Other liabilities		2,016
Total liabilities		21,651
Commitments and contingencies (Note 8)		
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value; 1,000 shares authorized; 560 shares issued and outstanding		—
Additional paid-in capital		104,753
Accumulated deficit		(4,825)
Total stockholder's equity		99,928
Total liabilities and stockholder's equity	$	121,579

See accompanying notes.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

Ladenburg Thalmann & Co. Inc. (the "Company") is a wholly-owned subsidiary of OSHI, which is an indirect wholly-owned subsidiary of OFSI.

The Company is a full-service broker-dealer that has been a member of the NYSE since 1879 and is registered with FINRA, the Municipal Securities Rulemaking Board and the SEC pursuant to the Securities Exchange Act of 1934. Its broker-dealer activities include sales and trading and investment banking. The Company provides its services principally to middle market and emerging growth companies and high-net-worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company executes its customers' transactions on a fully disclosed basis through unaffiliated clearing firms which carry the accounts and securities of the Company's customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Presentation

The financial statement was prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent liabilities at the date of the financial statement. Actual results could differ from those estimates and assumptions.

Reportable Segment

The Company operates exclusively in the U.S. as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision maker.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company's cash equivalents include U.S. treasury bills that have a maturity of less than 90 days as of the date of purchase, which are measured at fair value. For further details, see "Note 3 – Fair Value Measurements."

Restricted Cash

Restricted cash consists of cash held by unaffiliated clearing broker-dealers as a deposit for maintaining minimum required cash balances that the Company has no intention of accessing as of the date of this report.

Receivables from Broker-Dealers and Clearing Firms

The clearing operations for the Company's customers' securities transactions are provided by unaffiliated clearing broker-dealers. Receivables from broker-dealers and clearing firms primarily consist of cash balances held at these clearing firms which are due to the Company.

Securities Owned, At Fair Value

Securities owned are recorded at fair value and consist of financial instruments related to the Company's investment banking and market making activities. For further details, see "Note 3 – Fair Value Measurements."

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

3

Goodwill

Goodwill represents the excess of consideration transferred over the fair value of the net assets acquired in a business combination. Goodwill is not amortized but rather tested annually for impairment in the fourth fiscal quarter or more frequently as events occur which may indicate that the carrying amount may not be recoverable.

When testing goodwill for impairment, the Company may first assess qualitative factors to determine if it is more likely than not (i.e., a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If, based on the qualitative analysis, the Company determines that it is more likely than not that a reporting unit's fair value is greater than its carrying amount, including goodwill, no further analysis is performed. If the Company determines that it is more likely than not that a reporting unit's fair value is less than its carrying amount based on the qualitative analysis, the Company performs a quantitative analysis. In the first step of the quantitative analysis, the Company compares the fair value of a reporting unit to its carrying amount, including goodwill, to determine a potential impairment. If the fair value is less than the carrying amount, the Company performs the second step of the quantitative analysis which consists of comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, the Company recognizes an impairment loss equal to the difference between the implied fair value and the carrying amount. No impairment of goodwill was recognized for the Company during the year ended December 31, 2023.

Intangible Assets, Net

Intangible assets consist of acquired intangible assets that are deemed to have finite lives and are amortized on a straight-line basis over their estimated useful lives, ranging up to 10 years. The Company monitors the operating and cash flow results related to its intangible assets to identify whether events or changes in circumstances indicate the remaining useful lives of those assets should be adjusted or if the carrying amount may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the estimated fair value. No impairment of intangible assets was recognized for the Company during the year ended December 31, 2023. For additional information, see "Note 4 – Intangible Assets, Net."

Income Taxes

In preparing the financial statement, the Company estimates income tax expense (benefit) based on various jurisdictions where it conducts business. This requires the Company to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. These temporary differences result in deferred tax assets and liabilities. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense (benefit). Management makes significant judgments in determining the income tax expense (benefit), deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax assets. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial and regulatory guidance. These changes could have a material effect on the Company's Statement of Financial Condition in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of OFSI. In addition, in those states that have a unitary structure, OFSI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from OFSI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the asset and liability method to account for federal and state taxes in accordance with authoritative guidance under U.S. GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary differences are expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate return basis.

Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a loss is determined to be probable, the estimated range of possible loss is based upon currently available information and is subject to significant judgment, a variety of assumptions and uncertainties. When a loss is probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues the minimum amount in the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in "Accounts payable and accrued expenses" in the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of the Company's employees or financial professionals; previous results in similar cases; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The costs of defense related to legal and regulatory matters are expensed in the period they are incurred. For additional information, see "Note 8 – Commitments and Contingencies."

Recently Adopted Accounting Pronouncements

ASU 2022-03 — In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement of Equity Securities Subject to Contractual Sales Restrictions*, which provides guidance clarifying that (i) a contract restricting the sale of an equity security (e.g., lock-up agreement) is a characteristic of the reporting entity holding the security, not the security itself, and thus should not be considered in measuring the fair value of the security and (ii) sale restrictions that are characteristics of the equity security (e.g., restriction resulting from a security that is not registered for sale with a national securities exchange or an over-the-counter market when other securities from the same class of stock are registered for sale) should be considered when measuring the fair value of the equity security. The ASU also requires specific disclosures related to equity securities that are subject to contractual sale restrictions. This guidance was effective for the Company on January 1, 2024, and the amendments have been applied prospectively. The adoption of this ASU did not have a material impact on the Company's financial statement.

ASU 2023-07 — In November 2023, the FASB issued ASU 2023-07, *Segment Reporting – Improvements to Reportable Segment Disclosures*. This ASU requires public entities which have a single reportable segment to disclose all existing segment disclosures along with the expanded segment disclosures within this ASU. This ASU expands disclosures to reportable segments by requiring (i) disclosure of significant segment expenses which are regularly provided to the chief operating decision maker ("CODM") and included within the reported measure(s) of each segment's profit or loss, (ii) the amount and description of the composition of other segment items (defined as the difference between segment revenue less the segment expenses disclosed under the significant expense principle and included in the measure of segment profit or loss), (iii) all annual disclosures of each reportable segment's profit or loss be disclosed in each interim period, and (iv)

disclosure of the title and position of the CODM, along with an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments in this ASU should be applied retrospectively and are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this ASU will result in new segment disclosures for the Company.

Recently Issued Accounting Pronouncements Not Yet Adopted

ASU 2023-06 — In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements – Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU impacts the disclosure and presentation requirements of various topics within the ASC, including, but not limited to, the statement of cash flows, accounting changes and error corrections, interim reporting, commitments, debt and equity. The amendments in this ASU are effective on the same date each amendment's removal from SEC Regulation S-X or SEC Regulation S-K is effective. If by June 30, 2027, the SEC has not removed the applicable disclosure and presentation requirements from SEC Regulation S-X or SEC Regulation S-K, the pending content in this ASU related to each respective amendment will be removed from the ASC and will not be effective. The amendments in this ASU should be applied prospectively and early adoption is prohibited. The Company does not expect the adoption of this ASU to have a material impact on its financial statement.

ASU 2023-09 — In December 2023, the FASB issued ASU 2023-09, *Income Taxes – Improvements to Income Tax Disclosures*. This ASU requires (i) annual disclosures of specific categories in the rate reconciliation, (ii) additional disclosures for items in the rate reconciliation which meet or exceed specified thresholds and (iii) disaggregation of income taxes paid by jurisdiction. The amendments in this ASU should be applied prospectively and are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company does not expect the adoption of this ASU to have a material impact on its financial statement.

NOTE 3 – FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. However, the determination of what constitutes observable requires judgment. Management considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3: Inputs that are unobservable.

Assets Measured at Fair Value on a Recurring Basis

The following table presents the Company's hierarchy for assets measured at fair value on a recurring basis as of December 31, 2023 (in thousands):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:				
U.S. government debt securities	$ 45,531	$ —	$ —	$ 45,531
Securities owned:				
Common stock	1,226	1,053	—	2,279
Warrants	—	1,069	—	1,069
Other	—	1	—	1
Subtotal - Securities owned	1,226	2,123	—	3,349
Total assets at fair value	$ 46,757	$ 2,123	$ —	$ 48,880

U.S. Government Debt Securities

The U.S. government debt securities included within cash and cash equivalents are U.S. treasury bills that have a maturity of less than 90 days as of the date of purchase. The fair value is based on quoted prices obtained from independent vendor services calculated on a settlement date basis as of the close of the period, which are considered Level 1 inputs.

Securities Owned

Securities owned includes financial instruments related to the Company's investment banking and market making activities. When available, management uses quoted prices in active markets to determine the fair value of securities owned, which are classified within Level 1 of the fair value hierarchy.

Common stock may be received as compensation for investment banking services. These securities are restricted and may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Securities Act Rule 144, including the requisite holding period. Restricted common stock is classified within Level 2 of the fair value hierarchy and is valued based on quoted prices obtained from an independent pricing vendor.

Warrants may be received as compensation for investment banking services. Warrants are carried at a discount to fair value as determined by using the Black-Scholes option pricing model due to illiquidity. This model takes into account the underlying securities' current market value, the market volatility of the underlying securities, the term of the warrants, exercise price and risk-free rate of return.

Assets and Liabilities Not Measured at Fair Value

The Company's financial instruments not measured at fair value include receivables from broker-dealers and clearing firms, accounts receivable, prepaid expenses and other assets, commissions payable, compensation payable, accounts payable and accrued expenses, payables to affiliates, and other liabilities. Carrying value approximates fair value.

NOTE 4 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following as of December 31, 2023 (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Capital market relationships	$ 17,208	$ (9,536)	$ 7,672
Trade name	4,023	(1,561)	2,462
Trading relationships	1,961	(1,961)	—
Total intangible assets	$ 23,192	$ (13,058)	$ 10,134

NOTE 5 – INCOME TAXES

The following table presents the components of deferred tax assets (liabilities) as of December 31, 2023 (in thousands):

Deferred tax assets:	
Accrued bonus	$ 1,728
Net operating loss carryforwards	596
Unrealized losses	534
Capitalized research & development costs (Sec. 174)	235
Operating lease liabilities	220
Fixed assets	179
State taxes	27
Total deferred tax assets	3,519
Deferred tax liabilities:	
Intangible assets	(3,158)
Prepaid expenses	(242)
Operating lease assets	(220)
Total deferred tax liabilities	(3,620)
Deferred tax liabilities, net	$ (101)

As of December 31, 2023, the Company had federal net operating loss carryforwards of $0.5 million, which have an indefinite carryforward period, and state net operating loss carryforwards of $0.1 million in multiple jurisdictions, which begin to expire in 2038. The Company expects to utilize these net operating loss carryforwards before their expiration dates and therefore has not established a valuation allowance related to these carryforwards.

The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2023, the Company had no liability recorded for unrecognized tax benefits.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, which are subject to routine examinations by the respective taxing authorities. In the federal jurisdiction, the tax years of 2020 to 2023 remain open to examination, and in the state jurisdictions, the tax years of 2019 to 2023 remain open to examination as of December 31, 2023. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

8

NOTE 6 – RELATED PARTY TRANSACTIONS

OSA, which is a wholly-owned subsidiary of OSHI, allocates certain expenses to the Company which results in payables to OSA. "Payables to affiliates," as shown on the Statement of Financial Condition, are generally settled in cash on a monthly basis.

NOTE 7 – NET CAPITAL REQUIREMENTS AND EXEMPTIONS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to periodic examinations and supervision by various governmental and self-regulatory organizations. Certain withdrawals, including the payment of dividends, require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than the minimum requirements.

The Company is subject to the SEC's Net Capital Rule, which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital of (i) the greater of $250,000 or 2% of aggregate debit balances arising from client transactions under the alternative method or (ii) the greater of $250,000 or the minimum net capital required per the market maker requirements. The Company meets the definition of a market maker per the Net Capital Rule, therefore the capital requirements for market makers under SEC Rule 15c3-1(a)(4) apply. Per this section of the rule, the Company is required to maintain minimum net capital in an amount of $2,500 for each security in which it makes a market, unless a security in which it makes a market has a market value of $5 or less. In instances where the security has a market value of $5 or less, the amount of net capital is $1,000 for each such security. The calculation is based on the average number of markets made by the Company in the 30 days immediately preceding the computation date. The Company enters into certain contractual securities underwriting commitments, which can impact the Company's net capital on a daily basis.

The net capital and net capital requirements for the Company as of December 31, 2023 are summarized in the following table (in thousands):

Net Capital	Required Minimum Net Capital	Excess Net Capital
$ 40,081	$ 250	$ 39,831

The Company is exempt from the computation for the determination of customer and PAB account reserve requirements and possession or control requirements under SEC Rule 15c3-3(k)(2)(ii) and because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Matters

The Company is subject to claims and lawsuits arising in the normal course of business. The Company maintains errors and omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the insurance deductible, will be paid directly by the Company. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or other inquiries. These matters could result in censures, fines, penalties or other sanctions.

On March 4, 2022, a purported class action complaint was served on the Company. That action was filed in the Superior Court for Los Angeles County, California against Ontrak, Inc. ("Ontrak"), its officers and directors and nine firms that underwrote three securities offerings, which raised approximately $94 million in 2020. The Company was one of the underwriters of two of the offerings, and the Company raised approximately $17 million for those offerings. The complaint

alleges, among other things, that the offering materials were misleading, and contained untrue statements of and omissions of material facts, based on failures to disclose significant issues with Ontrak's largest customers that materially jeopardized its business, and that the underwriters are liable for violations of federal securities laws. The plaintiff seeks an unspecified amount of compensatory damages as well as other relief. On October 4, 2022, the court overruled the defendants' demurrer, allowing the case to proceed. The Company intends to vigorously defend against these claims.

In November 2015, two purported class action complaints were filed in the Circuit Court for Morgan County, Tennessee (Ninth Judicial District) against Miller Energy Resources, Inc. ("Miller"), its officers, directors, auditors and nine firms that underwrote six securities offerings, which raised approximately $151 million in 2013 and 2014. The Company was one of the underwriters of two of the offerings, and the Company raised approximately $4.4 million for those offerings. The complaints alleged, among other things, that the offering materials were misleading based on the purportedly overstated valuation of certain assets, and that the underwriters are liable for violations of federal securities laws. Also, a purported class action complaint was filed in the United States District Court for the Eastern District of Tennessee in May 2016 alleging similar claims; that complaint was dismissed without prejudice in March 2020. The plaintiffs sought an unspecified amount of compensatory damages as well as other relief. In December 2015, the defendants removed the state court complaints to the federal court in Tennessee. In November 2016, the cases were consolidated. In August 2017, the court granted in part and denied in part the underwriters' motion to dismiss the complaint. In December 2019, the court issued an order remanding to state court the two suits that were initially filed in state court. In February 2023, the plaintiffs entered into a settlement agreement with all the underwriter defendants and several of the other defendants that, subject to approval of the court, resolved all matters in the cases. In June 2023, the court approved the settlement and issued its final judgment and order of dismissal with prejudice. The amount paid by the Company pursuant to the settlement was not material.

As of December 31, 2023, there was no accrual for legal and regulatory matters. Refer to "Note 2 – Significant Accounting Policies and Basis of Presentation" for a discussion of the criteria for recognizing liabilities for contingencies. The Company may incur losses in addition to amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable. There was no range of reasonably possible losses in excess of amounts accrued as of December 31, 2023. This estimated aggregate range of reasonably possible losses is based upon currently available information and takes into account the Company's best estimate of reasonably possible losses for matters as to which an estimate can be made. For certain matters, the Company does not believe an estimate can currently be made as some matters are in preliminary stages and some matters have no specific amounts claimed. The Company's estimate involves significant judgment given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range. The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the Company's financial condition. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period. In light of the uncertainties involved in such matters, the Company is unable to predict the outcome or timing of the ultimate resolution of these matters, or the potential losses, fines, penalties or equitable relief, if any, that may result.

Indemnifications

In the normal course of business, the Company provides indemnifications and guarantees to certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Clearing Broker-Dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Concentrations of Credit Risk

The Company has receivables from unaffiliated clearing broker-dealers, which represent a concentration of credit risk should these clearing broker-dealers be unable to fulfill their obligations.

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 9 – SUBSEQUENT EVENTS

Management of the Company has performed an evaluation of subsequent events through February 27, 2024, which is the date the financial statement was available to be issued.

On January 31, 2024, the Company paid dividends in the amount of $3.0 million to OSHI. The payment, timing and amount of dividends are subject to approval by the Board of Directors.

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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